Exhibit 99.1

Bragg Gaming Group’s ORYX Gaming
Receives Landmark UK Supplier License

UK debut will significantly increase Bragg’s addressable market reach with supply of platform and content in the world’s largest regulated online gambling market

TORONTO, November 22, 2021 - ORYX Gaming, a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG), has been granted a UK license, a significant milestone which will see the Company enter one of the world’s most mature iGaming markets and substantially increase its global reach to the largest online gambling market.

The supplier license, awarded by the United Kingdom Gambling Commission (UKGC), will enable Bragg’s ORYX Gaming to provide its content to a wide range of operators, including some of the biggest and most established brands in the industry.

An initial batch of ORYX’s best performing slots have initially been certified for the UK market, including games developed by ORYX’s in-house studio and exclusive titles from Gamomat, with these titles expected to begin rolling out with operator partners before the end of the year.

The total addressable market (TAM) for the online casino sector in the United Kingdom in 2021 is approximately US$ 5.5bn (£4.1bn) according to H2 Gambling Capital, making it the largest regulated iGaming market in the world.

The license represents an important step in Bragg’s growth strategy as it continues to further grow its market share in regulated jurisdictions and secure entry into new markets including large established markets such as the United Kingdom.

The company expects its global market expansion initiatives will increase its TAM six-fold in 2022 to more than US$18bn, of which the UK market will account for just under one third.

Chris Looney, Chief Commercial Officer of Bragg Gaming Group, said: “The UK online gambling market is unmatched in terms of size and maturity and the world’s leading operators all have a presence in the jurisdiction.

“Receiving a UK supplier license offers significant growth opportunities for Bragg as we bring first-class iGaming entertainment to UK players together with local operator partners. This license and our pending entry into the UK market before the end of the year will help to accelerate our international growth trajectory and offers another proof point of the success we continue to achieve with the execution of our global market expansion initiatives.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For investor relations at Bragg Gaming Group, please contact:

Yaniv Spielberg, Chief Strategy Officer at Bragg Gaming Group

info@bragg.games

or

Joseph Jaffoni, Richard Land and James Leahy at JCIR

212-835-8500 or bragg@jcir.com

For media enquiries or interview requests, please contact:

Giles Potter, Chief Marketing Officer at Bragg Gaming Group

press@bragg.games